UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of MARCH, 2008.

                        Commission File Number: 0-30920


                               KOLA MINING CORP.
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                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           KOLA MINING CORP.
                                           -------------------------------------

Date: March 27, 2008                       /s/ Cary Pinkowski
     ------------------------------        -------------------------------------
                                           Cary Pinkowski,
                                           President & CEO


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KOLA MINING CORP.                                              TRADING SYMBOLS
(Formerly Centrasia Mining)                                         TSXV - KM
300-1055 WEST HASTINGS STREET                                      OTCBB - CTMHF
VANCOUVER, B.C. V6E 2E9                                        FRANKFURT - C8M

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MARCH 27, 2008

    KOLA INTERSECTS 124 METRES OF 0.34% NICKEL AND 190 METRES OF 0.28% NICKEL

VANCOUVER, B.C., Kola Mining Corp. ("the Company") announces additional results from the ongoing, infill drill program at its 100% owned, Souker Nickel-Copper project ("Souker") in the Kola Peninsula of northwestern Russia. As of March 18, 2008, a total of 8,471 metres of drilling has been completed in 69 drill holes.

All drilling included in the independent resource estimate will be completed shortly with analytical results anticipated by the end of March. The NI43-101 independent resource estimate is being conducted by SRK and preliminary metallurgical testing is well underway. Once the new resource estimate for Souker is in hand, the Company will immediately proceed with a Scoping Study.

Vice President of Exploration Bill Tafuri states; "The drill program is continuing to intersect consistent mineralization, and we anticipate the 43-101 technical report should be in hand shortly. We are moving ahead vigorously on the metallurgy and beginning the hydrological and geotechnical investigations necessary for pit planning."

The mineralized intervals reported below continue to be associated with varying degrees of disseminated to semi-massive sulphide mineralization (pentlandite, chalcopyrite, and pyrrhotite) within layered, medium to coarse grained peridotite and pyroxenite. The mineralized intervals reported below continue to demonstrate the bulk tonnage target potential that would be amenable to open pit mining. The hosting stratigraphy dips variably to the south and although holes have been oriented to intersect the mineralized horizon as optimally as possible, the intervals reported below may not represent true width. The holes were not drilled in numerical order. See attached map for drill hole collar locations.

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DRILL HOLE               FROM           TO       INTERVAL        NI         CU
                          (m)          (m)          (m)         (%)         (%)
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CP07-38                  10.80       143           132.2        0.28        0.01
   including            111.00       119.00          8.0        0.35        0.03
   including            123.00       129.00          6.0        0.34        0.03
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CP07-39                   3.00        45.50         42.5        0.26        0.01
                         50.50       171.50        121.0        0.29        0.02
   including            124.50       168.50         44.0        0.36        0.03
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CP07-40                   5.00       194.00        189.0        0.29        0.01
   including            174.00       184.00         10.0        0.44        0.04
                        145.00       193.00         48.0        0.34        0.03
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CP07-47                   6.00        44.10         38.1        0.22        0.01
                         51.00       175.00        124.0        0.34        0.03
   including            137.00       155.00         18.0        0.56        0.13
   including            160.00       167.00          7.0        0.44        0.09
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DRILL HOLE               FROM           TO       INTERVAL        NI         CU
                          (m)          (m)          (m)         (%)         (%)
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CP07-48                  19.00       209.00        190.0        0.28        0.01
   including            178.00       201.00         23.0        0.44        0.05
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CP07-60                   2.30       123.10        120.8        0.33        0.04
                         98.00       119.00         21.0        0.52        0.12
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CP07-75                  96.00       147.40         51.4        0.31        0.04
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CP07-76                                                         nsr          nsr
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CP07-78                   7.30        39.10         31.8        0.24        0.02
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*nsr - no significant results

All principal intervals reported were selected using a Ni cut off grade of 0.20% Ni. The assay procedure used is a total acid digestion of the sample with analysis of the resulting solution by AA. This procedure yields a total Ni value for each sample. The current drill program was initially laid out to achieve a maximum 100 metre by 100 metre ore intercept spacing in order to verify and upgrade the historic Soviet resource estimate from a C2 to C1 category (See May 14, 2007 Press Release). The drill data from the current drill campaign will be used to convert the historic Soviet resource into a NI43-101 compliant resource.

All of the 2007 and 2008 drilling is being completed with either NQ or HQ sized core using a Longyear LF 70 drill rig. Recoveries to date have been excellent. The drill core is being logged, photographed, sawn, sampled, and core samples are being prepared at the Central Kola Expedition laboratory in Monchegorsk. Assaying is being completed by the Kola Geological Information Laboratory Centre in Apatity. This lab is certified under GOST R ISO/MEK 17025-2000, the VIMS Institute in Moscow and is subject to annual inspections. A full QA/QC program has been initiated on the Souker project and check sample analyses are being performed by Alex Stewart Geo Analytical Laboratory in Moscow. All of Kola's exploration programs are carried out under the supervision of the Bill Tafuri, P.Geol., the Company's Vice President of Exploration and a "Qualified Person" for the purposes of NI 43-101.

Kola Mining Corp.'s headquarters is in Vancouver, Canada, with exploration offices in Kyrgyzstan, Russia and Kazakhstan. The company is actively engaged in the exploration and acquisition of precious and base metal projects in Russia and Central Asia. Centrasia is listed for trading on the TSX Venture Exchange under the symbol "KM", on the Frankfurt Stock Exchange under the symbol "C8M" and on the OTCBB under the symbol "CTMHF".

To find out more about Kola Mining Corp., please visit the company website at www.kolamining.com.

On behalf of the Board of Directors of KOLA MINING CORP.

/s/ CARY PINKOWSKI
__________________
Cary Pinkowski
President & C.E.O.

         The TSX Venture Exchange does not accept responsibility for the adequacy or the accuracy of this release.

FORWARD LOOKING STATEMENTS. This Company Press Release contains certain "forward-looking" statements and information relating to the Company that are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, and one-time events. Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein.




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                       [GRAPHIC OMITTED][GRAPHIC OMITTED]

              Omitted graphic may be viewed on PDF file attached.

Grpahic is Map of the Souker Ni/Cu Depoist Showing Drill Hole Locations prepared March 27, 2008 by the Company. Legend is 1.5 inches equals 400 metres. Legend shows new Drill Results, Compaleted Drill Holes and Pre-2007 Drilling.


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